FIRST QUARTER 2004

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended

March 31, 2004

SUN LIFE FINANCIAL INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations

		(unaudited, in millions of Canadian dollars, except for per share amounts) FOR THE THREE MONTHS ENDED
		MARCH 31	MARCH 31
		2004	2003
REVENUE
Premium income:
Annuities		$1,204	$1,549
Life insurance		1,461	1,523
Health insurance		589	592

		3,254	3,664
Net investment income		1,508	1,389
Fee income		776	705

		5,538	5,758

POLICY BENEFITS AND EXPENSES
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders		1,807	1,152
Annuity payments		375	414
Death and disability benefits		698	673
Health benefits		459	417
Policyholder dividends and interest on claims and deposits		247	323

		3,586	2,979

Net transfers to (from) segregated funds		255	(24)
Increase (decrease) in actuarial liabilities		(136)	1,102
Commissions		483	466
Operating expenses		735	670
Premium taxes		46	44
Interest expense		46	55

		5,015	5,292

INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTERESTS		523	466
Income taxes		135	105
Non-controlling interests in net income of subsidiaries		17	19

TOTAL NET INCOME		371	342
Less Participating policyholders’ net income (loss)		5	(1)

SHAREHOLDERS’ NET INCOME		$366	$343

Average exchange rates:
	U.S. Dollars	1.3178	1.5117
	U.K. Pounds	2.4223	2.4265

Basic earnings per share (Note 5)		$0.61	$0.56
Diluted earnings per share (Note 5)		$0.61	$0.56

The attached notes form part of these interim consolidated financial statements.

Sun Life Financial Inc.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

		(unaudited, in millions of Canadian dollars) AS AT
		MARCH 31	DECEMBER 31	MARCH 31
		2004	2003	2003 *
ASSETS
Bonds		$66,820	$66,090	$67,825
Mortgages		13,516	13,601	14,433
Stocks		3,769	3,473	3,763
Real estate		3,109	3,067	3,093
Cash, cash equivalents and short-term securities		5,164	4,972	7,598
Policy loans and other invested assets		6,169	5,973	6,468

Invested assets		98,547	97,176	103,180
Goodwill		5,611	5,573	5,826
Other assets		7,148	6,460	6,781

Total general fund assets		$111,306	$109,209	$115,787

Segregated funds net assets		$55,682	$54,086	$48,183

LIABILITIES AND EQUITY
Actuarial liabilities and other policy liabilities		$77,997	$77,354	$82,513
Amounts on deposit		3,123	3,120	3,113
Deferred net realized gains		3,385	3,124	3,086
Other liabilities		8,594	7,795	8,384

Total general fund liabilities		93,099	91,393	97,096
Subordinated debt		2,520	2,504	2,833
Non-controlling interests in subsidiaries		1,324	1,336	1,333
Total equity		14,363	13,976	14,525

Total general fund liabilities and equity		$111,306	$109,209	$115,787

Segregated funds contract liabilities		$55,682	$54,086	$48,183

Exchange rate at balance sheet date:
	U.S. Dollars	1.31	1.29	1.48
	U.K. Pounds	2.39	2.30	2.32

* As restated (Note 9)

The attached notes form part of these interim consolidated financial statements.

Approved on behalf of the Board of Directors

Donald A. Stewart
Chief Executive Officer

Ronald W. Osborne
Director

www.sunlife.com First Quarter Report 2004

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Equity

			(unaudited, in millions of Canadian dollars) FOR THE THREE MONTHS ENDED
	Participating		MARCH 31	MARCH 31
	Policyholders	Shareholders	2004	2003 *
SHARE CAPITAL
Balance, beginning of period	$–	$7,289	$7,289	$7,420
Common shares issued, net of issuance costs as consideration for business acquisition	–	–	–	63
Stock options exercised	–	24	24	1
Common shares purchased for cancellation (Note 4)	–	(3)	(3)	(50)

Balance, end of period	–	7,310	7,310	7,434

CONTRIBUTED SURPLUS
Balance, beginning of period	–	76	76	57
Stock option compensation	–	4	4	8
Stock options exercised	–	(6)	(6)	–

Balance, end of period	–	74	74	65

RETAINED EARNINGS
Balance, beginning of period	72	7,212	7,284	6,694
Net income	5	366	371	342
Dividends on common shares	–	(126)	(126)	(105)
Common shares purchased for cancellation (Note 4)	–	(5)	(5)	(66)

Balance, end of period	77	7,447	7,524	6,865

CURRENCY TRANSLATION ACCOUNT
Balance, beginning of period	(5)	(668)	(673)	738
Changes for the period	–	128	128	(577)

Balance, end of period	(5)	(540)	(545)	161

Total equity	$72	$14,291	$14,363	$14,525

* As restated (Note 9)

The attached notes form part of these interim consolidated financial statements.

Sun Life Financial Inc.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Statements of Cash Flows

	(unaudited, in millions of Canadian dollars) FOR THE THREE MONTHS ENDED
	MARCH 31	MARCH 31
	2004	2003
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES
Total net income	$371	$342
New mutual fund business acquisition costs capitalized	(30)	(41)
Redemption fees of mutual funds	18	21
Items not affecting cash	(305)	1,457

Net cash provided by operating activities	54	1,779

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES
Borrowed funds	126	115
Issuance of common shares on exercise of stock options	18	1
Common shares purchased for cancellation (Note 4)	(8)	(116)
Dividends paid on common shares	(126)	(105)

Net cash provided by (used in) financing activities	10	(105)

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES
Sales, maturities and repayments of bonds, mortgages, stocks and real estate	11,317	8,475
Purchases of bonds, mortgages, stocks and real estate	(11,137)	(9,587)
Policy loans	13	(26)
Short-term securities	15	(194)
Other investments	(73)	(78)

Net cash provided by (used in) investing activities	135	(1,410)

Net cash provided by discontinued operations	–	273

Changes due to fluctuations in exchange rates	9	(219)

Increase in cash and cash equivalents	208	318
Cash and cash equivalents, beginning of period	3,178	4,156

Cash and cash equivalents, end of period	3,386	4,474
Short-term securities, end of period	1,778	3,124

Cash, cash equivalents and short-term securities, end of period	$5,164	$7,598

Supplementary Information
Cash and cash equivalents:
Cash	$282	$482
Cash equivalents	3,104	3,992

	$3,386	$4,474

Cash disbursements made for:
Interest on borrowed funds and subordinated debt	$2	$5

Income taxes, net of refunds	$(8)	$6

     The attached notes form part of these interim consolidated financial statements.

www.sunlife.com First Quarter Report 2004

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Segregated Funds Net Assets

	(unaudited, in millions of Canadian dollars) FOR THE THREE MONTHS ENDED
	MARCH 31	MARCH 31
	2004	2003

ADDITIONS (REDUCTIONS) TO SEGREGATED FUNDS
Deposits:
Annuities	$1,761	$1,203
Life insurance	91	68

	1,852	1,271
Net transfers from (to) general funds	255	(24)
Net realized and unrealized gains (losses)	709	(1,776)
Other investment income	209	294

	3,025	(235)

DEDUCTIONS FROM SEGREGATED FUNDS
Payments to policyholders and their beneficiaries	1,891	1,948
Management fees	154	130
Taxes and other expenses	47	26
Effect of changes in currency exchange rates	(663)	2,233

	1,429	4,337

Net additions (reductions) to segregated funds for the period	1,596	(4,572)
Segregated funds net assets, beginning of period	54,086	52,755

Segregated funds net assets, end of period	$55,682	$48,183

Consolidated Statements of Segregated Funds Net Assets

	(unaudited, in millions of Canadian dollars) AS AT
	MARCH 31	DECEMBER 31	MARCH 31
	2004	2003	2003
ASSETS
Segregated and mutual fund units	$43,272	$40,721	$35,864
Stocks	6,834	7,892	6,332
Bonds	5,437	5,546	5,785
Cash, cash equivalents and short-term securities	853	686	954
Real estate	148	148	130
Mortgages	77	78	130
Other assets	1,140	580	1,325

	57,761	55,651	50,520

LIABILITIES	2,079	1,565	2,337

Net assets attributable to segregated funds policyholders	$55,682	$54,086	$48,183

The attached notes form part of these interim consolidated financial statements.

Sun Life Financial Inc.

Condensed Notes to the Interim Consolidated Financial Statements

(unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated)

1.     Basis of Presentation

Sun Life Financial Inc. together with all its subsidiaries, including its wholly-owned consolidated subsidiary Sun Life Assurance Company of Canada (Sun Life Assurance), are collectively referred to as “Sun Life Financial” or “the Company”. The Company prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these interim financial statements are the same as those applied in the 2003 annual consolidated financial statements, except as described in Note 2. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.

2.     Changes in Accounting Policies

Hedging Relationships:
The Company adopted Hedging Relationships, Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 13, effective January 1, 2004, on a prospective basis. This Accounting Guideline requires that all conditions with respect to identification, documentation, designation and effectiveness of hedges be satisfied before companies choose to use hedge accounting. These conditions are applicable to hedges existing on or after January 1, 2004. Certain derivatives that were considered to be part of a hedging relationship, including the options that hedge the Guaranteed Minimum Death Benefit (GMDB) products, did not qualify for hedge accounting under the new requirements in Accounting Guideline 13 as described in Note 2 of the 2003 annual consolidated financial statements. As a result, these derivatives are reported in other invested assets on the interim consolidated balance sheets at their fair values effective January 1, 2004. The resulting transitional gain of $46 as at January 1, 2004, was deferred in other liabilities on the interim consolidated balance sheet and will be recognized in income in the same period as the original hedged items. Increases or decreases in the fair values of these derivatives subsequent to January 1, 2004, are reported in net investment income in the interim consolidated statements of operations. This change in accounting policy did not have a material impact on the net income for March 31, 2004, reported in the interim consolidated statements of operations.

Impairment of Long-Lived Assets:
The Company adopted Impairment of Long-Lived Assets, CICA Handbook Section 3063, on January 1, 2004. Under this standard, the impairment test of long-lived assets is a two-step process with the first step determining when an impairment is recognized and the second step measuring the amount of the impairment. To test for and measure impairment, assets are grouped at the lowest level for which identifiable cash flows are largely independent. An impairment loss is recognized when the carrying value of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value. An asset classified as held for sale is measured at the lower of its carrying value or fair value less cost to sell. This change in accounting policy did not have a material impact on these interim consolidated financial statements.

Generally Accepted Accounting Principles:
The Company adopted Generally Accepted Accounting Principles, CICA Handbook Section 1100, on January 1, 2004. This standard establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. While the Company is continuing to assess the impact of this section on its consolidated financial statements, this change in accounting policy did not have a material effect on these interim consolidated financial statements.

3.     Restructuring and Other Related Charges

In conjunction with the acquisition of Clarica Life Insurance Company (Clarica) in 2002, the Company developed a plan to restructure the combined operations of its consolidated subsidiaries, Sun Life Assurance and Clarica. The Company recorded an increase in actuarial liabilities and a charge for restructuring costs in 2002. Those accruals covered increased renewal commission expenses, severance, the elimination of duplicate systems, facilities and operations, as well as other exit costs. As at March 31, 2004, the remaining balance on these expected costs, other than commissions, was as follows:

	Balance at	Utilized	Remaining
	beginning	during	balance at
	of year	the period	end of period
Eliminating duplicate systems and operations(1)	$62	$47	$15
Costs of consolidating facilities	19	2	17
Other	3	–	3

Total	$84	$49	$35

(1)	Includes compensation costs.

www.sunlife.com First Quarter Report 2004

Condensed Notes to the Interim Consolidated Financial Statements

4.     Normal Course Issuer Bid and Cancellation of Common Shares

On January 8, 2004, the Company announced that the Board of Directors had authorized the purchase of up to 30 million common shares, representing approximately 5% of the common shares issued and outstanding at that time. The purchases will be made under a normal course issuer bid pursuant to the rules of the Toronto Stock Exchange (Exchange). This normal course issuer bid covers the period from January 12, 2004 to January 11, 2005, unless the maximum number of common shares is purchased before January 11, 2005. Transactions were and will be executed on the Exchange at the prevailing market price in amounts and times determined by the Company. The Company will make no purchases of common shares other than open-market purchases. The shares purchased as part of the normal course issuer bid are cancelled following purchases. In 2003, the Company announced a similar normal course issuer bid that covered the period from February 14, 2003 to January 5, 2004 and had a maximum number of shares authorized for purchase of 31 million common shares. In the first quarter of 2004, the Company purchased under these plans approximately 249 thousand of its common shares at an average price of $32.72 per share for a total amount of $8.

5.     Earnings Per Share

	FOR THE THREE MONTHS ENDED
	MARCH 31	MARCH 31
	2004	2003
Basic Earnings Per Share
Shareholders’ net income	$366	$343

Weighted average number of shares outstanding (in millions)	600	617

Basic earnings per share	$0.61	$0.56

Diluted Earnings Per Share
Shareholders’ net income on a diluted basis	$366	$343

Weighted average number of shares outstanding on a diluted basis (in millions)(1)	603	617

Diluted earnings per share	$0.61	$0.56

(1)	The effect of stock options is calculated based on the treasury stock method requirements which assume that any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period.

6.     Segmented Information

The Company has six reportable segments: SLF Canada, SLF United States, MFS Investment Management (MFS), SLF Asia, SLF United Kingdom, and Corporate Capital. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operate in the financial services industry and have their own management. They derive their revenues principally from wealth management operations (mutual funds, investment management and annuities), protection services (life and health insurance, life retrocession and financial reinsurance) or other (primarily investments of a corporate nature and earnings on capital not attributed to the strategic business units).

Corporate Capital includes the run-off reinsurance operations and those other operations for which management responsibility resides in head office. Net income (loss) in this category is shown net of certain expenses borne centrally.

Inter-segment transactions consist primarily of internal financing agreements. They are measured at market values prevailing when the arrangements were negotiated. Inter-segment revenue for the three months ended March 31, 2004 consists of interest of $85 ($97 in 2003) and fee income of $12 ($12 in 2003).

The results for MFS include the $59 provision for regulatory issues as described in Note 8.

Sun Life Financial Inc.

Condensed Notes to the Interim Consolidated Financial Statements

6.     Segmented Information (Cont’d)

	RESULTS AND ASSETS BY SEGMENT FOR THE THREE MONTHS ENDED MARCH 31, 2004
		United States			United	Corporate	Consolidation
	Canada	Sun Life	MFS	Asia	Kingdom	Capital	Adjustments	Total
Revenue	$2,261	$2,349	$450	$145	$322	$108	$(97)	$5,538

Total net income (loss)	$250	$97	$(13)	$7	$47	$(17)	$–	$371

ASSETS
General fund assets	$51,604	$41,672	$1,094	$2,119	$10,947	$4,307	$(437)	$111,306
Segregated funds net assets	$23,672	$25,447	$–	$16	$6,547	$–	$–	$55,682
Other assets under management	$27,966	$2,760	$186,088	$103	$–	$–	$(14,303)	$202,614

	RESULTS AND ASSETS BY SEGMENT FOR THE THREE MONTHS ENDED MARCH 31, 2003 *
		United States			United	Corporate	Consolidation
	Canada	Sun Life	MFS	Asia	Kingdom	Capital	Adjustments	Total
Revenue	$2,150	$2,620	$408	$145	$403	$141	$(109)	$5,758

Total net income (loss)	$184	$53	$28	$7	$50	$20	$–	$342

ASSETS
General fund assets	$50,599	$46,785	$1,187	$2,081	$11,411	$4,536	$(812)	$115,787
Segregated funds net assets	$18,250	$23,886	$–	$2	$6,045	$–	$–	$48,183
Other assets under management	$19,410	$2,512	$165,202	$68	$–	$–	$(14,359)	$172,833

*    As restated (Note 9)

7.     Changes in Actuarial Liabilities

Changes in actuarial liabilities for the three months ended March 31, 2004 and March 31, 2003 are as follows:

	2004	2003
Actuarial liabilities, January 1	$75,124	$87,165
Increase (decrease) in actuarial liabilities	(136)	1,102

Actuarial liabilities before the following:	74,988	88,267
Changes in intrinsic value of options that hedge the GMDB(1)	–	59
Dispositions	–	(4,683)
Other	(99)	(390)
Effect of changes in currency exchange rates	802	(3,287)

Actuarial liabilities, March 31	75,691	79,966
Add: other policy liabilities(2)	2,306	2,547

Actuarial liabilities and other policy liabilities, March 31	$77,997	$82,513

(1)	The changes in intrinsic value of the options that hedge GMDB products were included in the increase in actuarial liabilities in the interim consolidated statements of operations and other invested assets in the interim consolidated balance sheets for 2003. In 2004, these options no longer qualify for hedge accounting as per CICA Handbook Accounting Guideline 13, as described in Note 2.

(2)	As restated (Note 9)

www.sunlife.com First Quarter Report 2004

Condensed Notes to the Interim Consolidated Financial Statements

8.     Contingencies

Reinsurance Matters
Certain of the arrangements in the Company’s run-off reinsurance operations are subject to litigation or arbitration. The liabilities of the Company under these arrangements are subject to measurement uncertainty, but they are not expected to have a material adverse effect on the consolidated financial position of the Company.

Legal and Regulatory Proceedings
On March 31, 2004, MFS and the United States Securities and Exchange Commission (SEC) announced that they had reached a settlement related to an administrative proceeding alleging that MFS failed to adequately disclose its brokerage allocation practices in connection with fund sales. Under the terms of the settlement, in which MFS neither admitted nor denied any wrongdoing, MFS agreed to pay US one dollar in disgorgement and a US$50 penalty to compensate certain MFS funds. The Company recorded a $59 net of minority interest charge to income in the first quarter of 2004 in connection with this settlement.

The Company, MFS and certain of its officers and certain MFS funds and trustees of these MFS funds, have been named as defendants in purported class action lawsuits, individual actions or derivative actions filed in the United States seeking damages of unspecified amounts. The lawsuits were purportedly filed on behalf of people who purchased, owned and/or redeemed shares of MFS funds (including variable accounts) during specified periods and participants in certain retirement plan accounts. The suits generally allege that certain defendants (i) permitted or acquiesced in market timing and/or late trading in the MFS funds, inadequately disclosed MFS’ internal policies concerning market timing and such matters, and received excessive compensation as fiduciaries to the MFS funds, or (ii) permitted or acquiesced in the improper use of fund assets by MFS to support the distribution of fund shares and inadequately disclosed MFS’ use of fund assets in this manner, which allegedly caused financial injury to fund shareholders. All of these lawsuits seek an unspecified amount of damages. The defendants are reviewing the allegations and will respond appropriately. Additional lawsuits based upon similar allegations may be filed in the future. The Company cannot predict the outcome of these actions with certainty and is accordingly unable to determine the total potential impact that they may have on the Company’s results of operations, financial position and cash flows.

In addition, the SEC and other regulators are conducting investigations and examinations of certain of the Company’s subsidiaries relating to various issues, including market timing and late trading of mutual funds and variable insurance products, directed brokerage, revenue-sharing and other arrangements with distributors. These subsidiaries are cooperating in these examinations. The outcome of these investigations is not yet determinable.

Additional information concerning these and related matters is provided in Note 21 to the Company’s 2003 annual consolidated financial statements.

Provisions in the United Kingdom
The Company’s United Kingdom operations continue to be subject to regulatory overview in the United Kingdom, including reviews of past business sold, and the Company has regularly engaged in discussions with United Kingdom regulators with respect to these and other matters.

The Company’s past business sold in the United Kingdom includes a variety of endowment products. Endowment policies are sometimes sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. There can be no assurance that United Kingdom regulators will not, in the future, require providers of endowment products to bear some or all of the additional costs required to ensure that such policies meet their target mortgage debts.

At March 31, 2004, the Company had provisions of $117 ($175 in 2003) for future compensation payments and related expenses relating to all reviews of past business sold.

9.     Comparative Figures and Restatements

Certain comparative figures have been restated to conform with the presentation adopted in 2004.

In the second quarter of 2003, the Company reviewed the fair value calculations for certain non-marketable securities and the reserves for run-off reinsurance related to the acquisition of Clarica. For non-marketable securities, it was identified that the fair value was overstated. For the run-off reserves, a provision for adverse deviations had been omitted. As at March 31, 2003, the combined impact of these error corrections was to restate goodwill, actuarial and other policy liabilities and the currency translation account upwards by $70, $47 and $1, respectively. Bonds and other liabilities were restated downwards by $56 and $34, respectively.

Sun Life Financial Inc.